March 4, 2015

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Sagent Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 7, 2014

Form 10-Q for the Quarterly Period Ended September 30, 2014

File No. 001-35144

Dear Mr. Rosenberg:

On behalf of Sagent Pharmaceuticals, Inc. (the “Company”), this letter responds to the letter, dated December 18, 2014 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) to Jonathon M. Singer, Executive Vice President and Chief Financial Officer of the Company, and the conversation between the Staff and Mr. Singer on February 23, 2015, regarding the above-referenced filings. For the convenience of the Staff’s review, we have set forth below the comments contained in the Comment Letter along with our responses.

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 1. Summary of Significant Accounting Policies

Product Development Agreements, page 55

1.	You state that non-refundable milestone payments made under contract research and development arrangements or product licensing arrangements prior to regulatory approval may be deferred and are expensed as the related services are delivered and the milestone is achieved. Please tell us under what circumstances you would defer milestone payments and what accounting literature supports your accounting treatment for deferral.

Response:

Certain development and supply agreements we enter with contract research and development and manufacturing entities include a series of four non-refundable contractual payments that correlate to the development phases of a generic injectable pharmaceutical product.

These non-refundable payments can be characterized as follows:

a.	Execution of the definitive development agreement: The first contractual payment that is generally owed to the counterparty is due at contract signing, and represents a non-refundable payment for contracted research and development services to be rendered in the future. The services to be provided by the contract research organization are generally related to the overall formulation development of the drug. As all of our products are generic and must match the reference listed drug, the formulation development effort does not require a significant time investment. The contract research organizations whom we engage for development generally maintain a pipeline of development projects greater than their current capacity. Our initial contractual payment provides us a place in their development queue, which typically becomes available one to two years in the future.

As this represents a contractual payment made in advance of the performance of the related service, we follow the guidance in ASC 730-20-25-13, which states in part that “Nonrefundable advance payments for goods or services that have the characteristics that will be used or rendered for future research and development activities pursuant to an executory contractual arrangement shall be deferred and capitalized.” Accordingly, as the payment made at contract signing is a nonrefundable advance payment made in consideration for services to be rendered by our counterparty for research and development activities, we defer the related costs on our balance sheet. Using the guidance in ASC 730-20-35-1, we recognize this expense as the related services are provided. As noted above, our contractual payment enables us to be in the development queue of the contract research organization, but does not guarantee the timing of the development effort. Once underway, efforts related to the formulation development are normally completed within a calendar quarter. We recognize the expense for this contractual payment in line with the completion of the related formulation development efforts within the product development caption in our statement of operations.

b.	Stability batch testing: The second contractual payment is earned by the contract research organization in exchange for the successful completion of stability batch testing, which correlates to the contract research organization’s ability to deliver acceptable products at the end of a manufacturing and stability period. The services rendered by the contract research organization are related to testing performed at the end of the batch cycle to ensure the product has maintained potency over the relevant regulatory period. We recognize the expense for this contractual payment when the testing procedures required to demonstrate the continued potency of the formulation are performed, which is the period in which the contract research organization can demonstrate the successful completion of stability testing. When recognized, this expense is recorded in the product development caption in our statement of operations.

Depending on the relationship, this contractual payment may be required either in advance of or upon the successful completion of stability testing. When this contractual payment is due to the contract research organization in advance of stability testing, we follow the guidance in ASC 730-20-25-13, as the payment represents a contractual payment made in advance of the performance of the related research and development activities. As such, we defer the related costs on our balance sheet. We subsequently recognize the expense for this contractual payment in line with the completion of the related stability batch test procedures within the product development caption in our statement of operations.

In instances where this contractual payment is due to the contract research organization upon the successful completion of stability batch testing, the payment is expensed immediately, as the related services have already been performed and is classified in the product development caption in our statement of operations.

c.	Submission of the ANDA to the FDA: The third contractual payment is generally due at the time the ANDA is submitted to the FDA for review. This contractual payment represents compensation to the counterparty for activities that are substantially complete at the time the payment is due. As such, we expense this contractual payment immediately and it is classified in the product development caption in our statement of operations.

d.	Approval of the ANDA by the FDA: The final contractual payment is generally due following approval by the FDA. Upon making this contractual payment, we obtain a license to sell a product (or have a product manufactured on our behalf) over a defined term, generally five to seven years. The consideration paid for the license represents an acquired intangible asset that is recognized pursuant to the provisions of ASC 350-30-25-1, which states that “An intangible asset that is acquired either individually or with a group of other assets shall be recognized.” The license fee meets the definition of a contract-based intangible asset, as defined in ASC 805-20-55-31.

We evaluated the guidance in ASC 808-10 on Collaborative Arrangements. ASC 808-10-20 describes a collaborative arrangement as one that “involves a joint operating activity…these arrangements involve two (or more) parties that meet both of the following requirements: (a) they are active participants in the activity…(b) they are exposed to significant risks and rewards dependent on the commercial success of the activity.”

None of our contract research and manufacturing relationships include a steering committee or similar governance mechanism by which decisions of the entities are jointly managed. We believe that the lack of such a governance mechanism indicates that we are not an active participant in the contract research organization’s efforts. As we do not have active participation in the product development activities, we have concluded that a collaborative arrangement does not exist.

Accordingly, beginning with our 2014 Form 10-K, to further clarify our accounting policy, we plan to revise the disclosure in the first paragraph of the Product Development Agreements section of Note 1. Summary of Significant Accounting Policies substantially as set forth below (proposed modifications to the policy are marked for emphasis):

Product development costs are expensed as incurred. These expenses include the costs of our internal product development efforts and acquired in-process research and development, as well as product development costs incurred in connection with our third-party contract research and development ~~collaboration~~ efforts. Non-refundable contractual ~~milestone~~ payments made under contract research and development arrangements ~~or product licensing arrangements~~ for future research and development activities prior to regulatory approval, including payments made upon execution of a definitive contract research and development agreement or in advance of stability batch testing, are ~~may be~~ deferred and are expensed as the related services are delivered ~~and the milestone is achieved~~. If we determine that it is no longer probable that the product will be pursued, any related capitalized amount is expensed in the current period.

2.	You state that you make the determination whether to capitalize or expense amounts related to the development of new products and technologies through agreements with third parties based on your ability to recover your cost in a reasonable period of time from the estimated future cash flows anticipated to be generated pursuant to each arrangement. Please tell us under what circumstances you would capitalize new product and technology costs and what accounting literature you use to support your accounting treatment.

Response:

Pursuant to certain of our development and supply agreements, we may acquire a license to sell product over a defined term, generally five to seven years. The acquisition of the licenses occur contingent upon, and subsequent to, approval of an ANDA by the FDA. The consideration paid for the license represents an acquired intangible asset that is recognized pursuant to the provisions of ASC 350-30-25-1 which states that “An intangible asset that is acquired either individually or with a group of other assets shall be recognized.” The license fee meets the definition of a contract-based intangible asset, as defined in ASC 805-20-55-31, which states in part:

“Contract-based intangible assets represent the value of rights that arise from contractual arrangements…Examples of contract-based intangible assets are…licensing, royalty, standstill agreements…”

If we determine that our anticipated future product sales are not expected to generate sufficient undiscounted future cash flows to recover the cost of the license fee related to such product within the applicable license period, the asset would be considered impaired, and would be subject to an immediate impairment loss, as described in ASC 350-30-35.

In our 2014 Form 10-K, to further clarify our accounting policy, we plan to revise the disclosure in the second paragraph of the Product Development Agreements section of Note 1. Summary of Significant Accounting Policies substantially as set forth below (proposed modifications to the policy are marked for emphasis):

Once a product receives regulatory approval, we record any ~~subsequent~~ contractual ~~milestone~~ payments for the license to sell the developed product as an intangible asset to be amortized on a straight-line basis as a component of cost of sales over the shorter of the related license period or the estimated life of the acquired product. At December 31, 2014, the amortization period for intangible assets arising from approved products ranges from • to • years with a weighted-average period prior to the next renewal or extension of • years. We make the determination whether to capitalize or expense amounts related to the development of new products and technologies through agreements with third parties based on our ability to recover our cost in a reasonable period of time, generally the initial license term, from the estimated future cash flows anticipated to be generated pursuant to each agreement. Market, regulatory and legal factors, among other things, may affect the realizability of the projected cash flows that an agreement was initially expected to generate. We regularly monitor these factors and subject capitalized costs to periodic impairment testing.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 15

3.	Please provide revised disclosures to be included in future periodic filings about the current state of events for the FDA warning letter received by a facility owned by Agila Specialties Private Limited, the manufacturer of products for a joint venture of the Company. Discuss the effects on your historical and future results of operations.

Response:

Agila’s Specialty Formulation Facility (“SFF”) received a warning letter from the FDA in September 2013. Since SFF’s receipt of the warning letter, we have received a reduced supply of products from this facility, and we have not received FDA approvals for new products to be manufactured from the facility, which had previously been forecasted to be received throughout 2014 and 2015. The SFF facility is one of three Agila facilities which manufacture products sold by the Company.

If our ongoing supply from SFF had not been curtailed due to the warning letter, we estimate that our net revenues and gross profit would have increased by approximately 0.4% and 0.1%, respectively, for the year ended December 31, 2014. We believe that our forecasted net revenues and gross profit for the year ending December 31, 2015 would increase by 0.3% and 0.1%, respectively, if normal supply from SFF resumed as of January 1, 2015 and continued throughout the year.

We estimate that, absent the delays in receipt of FDA approvals for new products to be manufactured from SFF due to the warning letter, our net revenues and gross profit would have increased by approximately 3.4% and 1.0%, respectively, for the year ended December 31, 2014, and our forecasted net revenues and gross profit for the year ending December 31, 2015 would increase by 2.6% and 0.7%, respectively.

As the estimated impact of the warning letter has neither been material to our historical results, nor is it expected to be material to our future results, in our future periodic reports, beginning with our Form 10-K for the Fiscal Year Ended December 31, 2014, we plan to include the following updated risk factor disclosure within the current Risk Factor titled “If we or any of our business partners are unable to comply with the quality and regulatory standards applicable to pharmaceutical drug manufacturers, or if approvals of pending applications are not granted or are delayed we may be unable to meet the demand for our products, may lose potential revenues and our business, financial position and results of operations may be materially adversely affected.” (proposed disclosure changes are marked for emphasis):

In September 2013, a facility owned by Agila Specialities Private Limited (“Agila”, the manufacturer of products for Sagent Agila, received a warning letter from the FDA related to the

FDA inspection of Agila’s Specialty Formulation Facility (“SFF”) in Bangalore, India. The warning letter identified violations of current good manufacturing practice (“cGMP”) related to the prevention of microbiological contamination of sterile drug products and systems to monitor environmental conditions in aseptic processing. The warning letter also described other deficiencies in the quality management function of SFF. The warning letter stated that new drug applications may not be approved until the facility has completed and the FDA has confirmed the remediation efforts and compliance with cGMP. As of December 31, 2014, the SFF facility remains subject to the warning letter. Delays in the approval of the six Sagent Agila ANDAs currently being reviewed by the FDA for new products to be manufactured by SFF, or limitations on the importation of products from the SFF facility, did not have a material effect on the results of our operations for the year ended December 31, 2014. However, if the SFF facility does not timely or adequately complete its remediation efforts, or otherwise fails to comply with our quality standards or cGMP requirements in the future, our business, financial position or results of operations could be materially adversely affected. ~~could have a material adverse effect on our business, financial position and results of operations.~~

In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (847) 908-1605 if you have any questions with respect to the matters covered by this letter or need further information.

Sincerely,

/s/ Jonathon M. Singer
Jonathon M. Singer
Executive Vice President and Chief Financial Officer